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SEC FILE NUMBER
8-69287

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BCI Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1450 Brickell Avenue Suite 2850
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Teresa Foxx	305-420-0729	tfoxx@bcisecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

American International Plaza 250 Munoz Rivera Ave. Suite 1100	San Juan	Puerto Rico	00918
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Teersa Foxx, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BCI Securities Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALINA ALZAR
MY COMMISSION # HH 324419
EXPIRES: October 23, 2026

Signature: [signature]

Title:
MSVP Chief Operations Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bci Securities, Inc.

Financial Statements as of and for the year ended
December 31, 2023, including Report of Independent
Registered Public Accounting Firm

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Bci Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bci Securities, Inc. (the Company) as of December 31, 2023, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

KPMG

240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2021.

San Juan, Puerto Rico
February 29, 2024

BCI SECURITIES, INC.

TABLE OF CONTENTS

BCI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS	
Cash and cash equivalents	$ 331,350
Receivable from clearing firm	1,198,492
Commissions receivable	69,970
Asset management fee receivable	561,561
Mutual fund 12b-1 fees receivable	209,624
Financial Instruments owned, at fair value	533,318
Deposits with clearing organizations	250,000
Right of use assets	288,588
Equipment, net of accumulated depreciation	20,339
Other assets	293,439
TOTAL	$ 3,756,681

LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 440,155
Bonus payable	511,400
Due to related parties	550,513
Lease liabilities	322,426
Total liabilities	1,824,494
Commitments (note 11)	
STOCKHOLDERS' EQUITY	
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	44,605,894
Accumulated deficit	(42,673,717)
Total stockholders' equity	1,932,187
TOTAL	$ 3,756,681

See accompanying notes to the financial statements.

BCI SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE	
Commissions	$ 1,906,980
Asset management fees	2,307,996
Principal transactions	3,146,968
Trailing fees	1,041,429
Advisory services - related party	641,256
Other income	721,489
Interest	49,177
Total revenue	9,815,295
EXPENSE	
Trading losses on corporate bonds	21,912,622
Employee compensation and benefits	4,861,845
Referral fees - related party	3,025,390
Other general and administrative	1,160,780
Professional fees	989,456
Floor broker, exchange, and clearance fees	938,947
Loss on interest in default	927,297
Technology and communications	529,316
Occupancy	154,640
Audit fees	143,542
Depreciation	6,115
Total expenses	34,649,950
NET LOSS	$ (24,834,655)

BCI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Shares issued and outstanding	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balances, December 31, 2022	1,000	$ 10	$ 19,605,894	$ (17,839,062)	$ 1,766,842
Capital contributions	-	-	25,000,000	-	25,000,000
Net loss	-	-	-	(24,834,655)	(24,834,655)
Balances, December 31, 2023	1,000	$ 10	$ 44,605,894	$ (42,673,717)	$ 1,932,187

BCI SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (24,834,655)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	6,115
Noncash lease expense	(7,799)
Unrealized gain on financial instruments at fair value	(13,746)
Realized gain on sale of financial instruments at fair value	(48,129)
Unrealized loss on corporate bonds	21,060
Loss on interest in default - corporate bonds	927,297
Trading loss on corporate bonds	21,912,622
Changes in operating assets and liabilities:	
Receivable from clearing firm	368,703
Commissions receivable	(18,702)
Asset management fee receivable	(12,883)
Mutual fund 12b-1 fees receivable	(48,352)
Other assets	(60,397)
Financial instruments at fair value	(471,443)
Corporate bonds	(22,860,979)
Accounts payable and accrued liabilities	103,962
Bonus payable	(206,302)
Due to related parties	137,022
Total adjustments	(271,951)
NET CASH USED IN OPERATING ACTIVITIES	(25,106,606)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(15,412)
NET CASH USED IN INVESTING ACTIVITIES	(15,412)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	25,000,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	25,000,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(122,018)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	453,368
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 331,350

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization — Bci Securities, Inc. (the "Company"), was incorporated on July 6, 2011, in the State of Florida. The Company is owned by Banco de Credito e Inversiones ("Bci Chile"), and Bci Asesoria Financiera S.A. ("Bci AF") (Bci Chile and Bci AF, individually or jointly "Parent"), both of which are Chilean companies. On May 16, 2014, the Company was granted Financial Industry Regulatory Authority ("FINRA") membership as a registered broker dealer. The Company is currently registered to operate as a broker-dealer in the states of Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Maine, Maryland, Massachusetts, Nevada, New Jersey, New York, North Carolina, Oregon, Pennsylvania, South Dakota, Texas, Wyoming, and in the Commonwealth of Puerto Rico. As of December 31, 2023, the Company has registered with the state of Illinois and is pending approval. In addition, the Company is registered with the Securities Exchange Commission as a Registered Investment Advisor. On July 29, 2022, the Company filed for a Change in Membership, which was granted on February 8, 2023. See Note 7 – Net Capital Requirements for additional information.

In addition, the Company is registered as a Representative Office in Colombia. The registration was a country requirement to solicit Colombian investors locally. The Parent company, Bci Chile also has a Bank Representative Office in Colombia which may result in referral business.

The Company engages in the following types of business:

- Broker or dealer retailing corporate equity securities over the counter (foreign and domestic) in an agency capacity;
- Broker or dealer retailing corporate debt securities (foreign and domestic) in an agency and/or principal capacity;
- Broker or dealer of U.S. government securities;
- Broker or dealer of foreign sovereign debt;
- Mutual fund retailer, including 529 Plans;
- Investment advisory services;
- Put and call broker or dealer,
- Sales of hedge funds (foreign and domestic);
- Broker involved in a networking, kiosk, or similar arrangement with a bank, savings bank or association, or credit union;
- Proprietary trading;
- Private placements of securities, not including oil, and gas;
- Municipal securities broker or dealer;
- Chaperone foreign broker-dealers pursuant to Rule 15a-6 in the distribution of research produced by foreign broker-dealers;
- Chaperone foreign broker-dealers pursuant to SEA Rule 15a-6 in the execution of securities transactions.

As of December 31, 2023, the Company has 115 registered associated persons including direct employees and contractors, of which 44 are involved in direct sales with direct contact with customers when conducting the Company's business activities, including the immediate supervisors of such persons. As of December 31, 2023, the Company had four Branch offices open, and its main office in Miami.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company may enter into networking arrangements with banks, savings banks, or credit unions. In addition, these arrangements may include kiosks that allow the Company to provide the Company's products and services at registered offices within banking institutions.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include the fair value of financial instruments including the corporate bonds.

Financial Instruments Owned — Proprietary securities transactions are recorded on a trade date basis. All proprietary securities entered into for the account and risk of the Company are held at fair value with gains and losses reported on the Statement of Operations.

Commissions — The Company buys and sells securities on behalf of its customers pursuant to the terms of the brokerage agreement with these customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Commission, fees, and related clearing expenses are recorded on a trade-date basis. Fees, consisting principally of marketing and distribution fees, revenue participation with the Company's clearing broker in trailing fees, and interest are recorded as earned.

Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a short period of time. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2023.

Principal Transactions — The Company buys and sells securities on behalf of its customers through riskless principal transactions. Each time a customer enters into a buy or sell transaction, the Company charges a markup or markdown and earns a spread. Riskless principal trading fees and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Markup or markdown, fees, and related clearing expenses are recorded on a trade-date basis.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In addition, the Company executes riskless principal transactions for clients via Bloomberg to source securities to buy or sell to a counterparty. Each time a customer enters into a buy or sell transaction the Company charges a markup or markdown and earns a spread. These transactions are also cleared at Pershing, LLC. ("Pershing" or "Clearing Firm"). In these transactions, the Company functions as an agent between the counterparty via Bloomberg and the Institutional client whose account is introduced to Pershing.

Commissions and revenues from principal transactions receivables are stated net of a provision for credit losses, which it estimated based upon the evaluation of historical loss experience and managements forecasts. Accordingly, the Company has not provided an allowance for credit losses on commissions receivable as of December 31, 2023.

Trailing Fees — The Company enters into arrangements with investment funds or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front or over time. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Asset Management Fees — The Company provides advisory services and asset management services. Advisory fees typically involve an Investment Advisor who works with the client to develop certain goals and expectations, and advises on which securities to invest in. Asset management fees typically involve a portfolio service that creates different model portfolios to invest in based on the client's preferences. With asset management fees, the portfolio provider advises on what securities to invest in to achieve the client's investment preference. Asset management fees are earned typically on a quarterly basis in accordance with the terms of the client agreements that generally allow for the Company to earn fees based on a percentage of the assets under management during the period.

Participation Fees — Participation fees relate to client sweep account investments and are recorded in the month of service as a component of other income on the Statement of Operations.

Cash and Cash Equivalents — The Company has defined cash equivalents as those highly liquid financial instruments purchased with a maturity of three months or less at the time of acquisition. The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Losses — The Company follows the accounting standard for credit losses ("Topic 326"). Topic 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Due to the daily settlement of the Company's transaction, the amount of unsettled credit exposure is limited to the amount owed the Company for a short period of time. An allowance for credit losses for fees and commissions was not deemed necessary at December 31, 2023.

Prepaid Expenses – Prepaid expenses are amounts paid to secure the use of assets or the receipt of services at a future date or continuously over one or more future periods.

Equipment —Equipment is recorded at cost. Expenditures for major betterments and additions are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

Depreciation — Depreciation of equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The Company's equipment is depreciated over 5 years, and furniture and fixtures are depreciated over 7 years.

Leases — The Company accounts for leases that are longer than one year in nature on the Statement of Financial Condition which results in the recognition of a right-of-use ("ROU") asset and a corresponding lease liability. The ROU asset and lease liability are measured initially using the present value of the remaining rental payments. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as a finance or operating lease. In addition, the Company elected to separate nonlease components from lease components.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it was more likely than not that the Company would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company accounts for uncertainty in income taxes by recognizing in its financial statements the tax effects of a position only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. As of December 31, 2023, the Company has not recorded any unrecognized tax benefits in the accompanying Statement of Financial Condition. Management does not expect that unrecognized tax benefits will increase within the next 12 months. In the event the Company were to recognize interest and penalties related to uncertain tax positions, they would be recognized in the Statement of Operations as income tax expense.

2. GOING CONCERN

During the year ended December 31, 2023, the Company had a net loss of $24,834,655 and negative cash flows from operations of $25,106,606. Management expects that the Company may continue to have negative cash flows from operations over the next year. The Company has obtained a commitment from its Parent to continue to support the development of the Company. Management acknowledges that uncertainty remains over the ability of the Company to meet its cash requirement. However, management expects that the Company's liquid assets and anticipated funding from its Parent will provide adequate resources to continue in operational existence for a reasonable period of time.

The Company's working capital has been obtained from funds provided by its stockholders. In the absence of achieving profitable operations, the Company's liquidity is dependent upon the availability of continued funding from the Parent.

3. DCM CORPORATE BONDS

During 2023, the Company acquired certain corporate bonds previously sold to its customers ("DCM corporate bonds"). The DCM corporate bonds were acquired for $22,860,979, which included accrued interest of $927,297. The DCM corporate bonds were in default at the time of acquisition.

The Company performed an assessment to determine whether there have been any events or economic circumstances to indicate any expected credit losses on the DCM corporate bonds. Management considered the following factors in their analysis: (1) the default status of the securities, (2) the current market is considered an inactive market where most sales are considered distressed sales or disorderly transactions, and (3) the opinion of legal counsel in regards to any recourse on the securities' issues.

During the year ended December 31, 2023, the Company recognized a trading loss on DCM corporate bonds of $21,912,622 and a loss on interest in default of $927,297. The losses recognized on DCM corporate bonds are included in trading losses – corporate bonds and loss on interest in default in the accompanying statement of operations. The unrealized loss for the period ended December 31, 2023 is included in the principal transactions in the statement of operations.

The following table provides a reconciliation between the beginning and ending balances of DCM corporate bonds for the year ended December 31, 2023:

Balance, January 1, 2023	$	-
Purchase of DCM corporate bonds, including accrued interest of $927,297		22,860,979
Trading loss on DCM corporate bonds		(21,912,622)
Loss on interest in default		(927,297)
Unrealized losses		(21,060)
Balance, December 31, 2023	$	-

4. FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 - Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in money market funds are valued at the fund's net asset value per share. U.S. government securities are valued using inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. Accordingly, U.S. government securities are generally categorized in level 2 of the fair value hierarchy. The Company determined the valuation with inputs from the custodian market value determination which is derived principally from or corroborated by observable market data.

Securities owned measured at fair value on a recurring basis at December 31, 2023, include the following:

	Level 1	Level 2	Level 3
Financial Instruments owned:			
U.S. Treaury bills	$ -	$ 533,318	$ -

FAIR VALUE (continued)

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies, or similar techniques and at least one significant model assumption or input is unobservable. The fair value of the asset backed securities and corporate bonds is estimated using proprietary valuation models that utilize both market observable and unobservable parameters.

The following table provides a reconciliation between the beginning and ending balances of assets measured at fair value on a recurring basis that used significant unobservable inputs (Level 3):

Balance, January 1, 2023	$	-
Purchases		21,933,682
Trading losses		(21,912,622)
Unrealized losses		(21,060)
Balance, December 31, 2023	$	-

At December 31, 2023, the DCM Corporate Bond (Note 3) were measured as a Level 3 financial asset measured on a recurring basis. Information pertinent to estimating the fair value of these financial instruments is not practical due to the following:

- The income valuation approach would be unsuitable to use due to the Company's information constraints, current default, and significant uncertainty around potential recoverability.
- The market valuation approach would be unsuitable to use due to the lack of pricing data in active markets.
- The cost valuation approach would be unsuitable to use due to the nature of the repurchase of the DCM Corporate Bond.
- The Company's legal counsel reviewed the documentation concerning the DCM Corporate Bonds, its guarantor and the related real estate investments directly and partially financed with a portion of the proceeds of the bonds. Legal counsel concluded that the likelihood of any recovery was remote.

There were no recurring liabilities measured at fair value on a recurring basis at December 31, 2023.

5. LEASE COMMITMENTS

The Company rents office space from an affiliated company (see Note 6 - Related-Party Transactions) under an operating sublease agreement expiring in 2026. The lease provides for increases in future minimum annual rental payments based on defined increases in the lease amendment. The agreement generally requires the Company to pay real estate taxes, insurance, and shared common area and maintenance fees, which are recorded as a component of occupancy on the Statement of Operations.

For the year ended December 31, 2023, the Company operating lease expenses related to the amortization of ROU assets amounted to $133,411, which is recorded as a component of occupancy on the Statement of Operations. Other operating lease costs (such as non-lease components) totaled $21,229. Cash payments decreased the operating lease liability and amounted to $141,210 for the year ended December 31, 2023. As of December 31, 2023, the Company reported ROU assets of $288,588 and lease liabilities of $322,426.

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2023 is as follows:

Weighted average remaining lease term in years 2.33

Weighted average discount rate for operating leases 6.07%

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2023:

2024	$	145,215
2025		149,571
2026		50,346
Total minimum lease payments		345,132
Less: Imputed Interest		(22,705)
Present value of lease liabilities	$	322,426

6. RELATED-PARTY TRANSACTIONS

Bci Asset Management

In March 2020, the Company entered into a sub-advisory agreement with Bci Asset Management ("BAM"). BAM is a subsidiary of Banco de Credito e Inversiones. Under the terms of the agreement, BAM will provide certain model portfolios at the direction and for the benefit of the Company, for use in formulating asset management strategies for the Company's clients. For the year ended December 31, 2023, these research and advisory services incurred with BAM were $10,000 which is included within other general and administrative expense on the Statement of Operations. The Company had no payables at December 31, 2023 related to this sub-advisory agreement.

In May 2020, the Company entered into an Introducing Party Agreement with Bci Asset Management. Under terms of the agreement, the Company will introduce, as a broker-dealer, make available and distribute investment fund shares of BAM to its clients which will be settled through Pershing. Such funds are not offered to U.S. residents. The Company is entitled to receive a fee to be accrued monthly and payable quarterly in arrears through the National Securities Clearing Corporation (NSCC) within 30 days after each quarter end. Terms of the fee may be changed by written agreement of the parties.

Bci Miami Branch

The Company entered into an expense sharing agreement with Banco de Credito e Inversiones, Miami Branch ("Bci Miami Branch" or "Bci MB") in December 2017. The affiliate is a Branch of Bci Chile. The agreement has been reviewed and extended at least annually. Under the terms of the agreement, Bci MB agreed to provide certain internet connectivity, infrastructure, IT technology and security, operational support, accounting, administration, and human resource services to the Company in exchange for a monthly fee of $34,816. For the year ended December 31, 2023, total service expense and other direct costs incurred with Bci Miami Branch was approximately $418,000 and is included within other general and administrative expenses in the Statement of Operations. The Company had no payables at December 31, 2023 related to this service agreement.

In addition, the agreement includes health benefit costs for the Company's employees at a cost determined by the insurance provider and paid directly to the insurance provider.

Under terms of the expense sharing agreement, amended in January 2023, Bci Miami Branch may assume and pay other fees and expenses as agreed to by the parties from time to time. During the year ended December 31, 2023, the Company received approximately $641,000 under this agreement for the operation of the regional cost center and its included in advisory services income – related party in the Statement of Operations. The Company had no receivables at December 31, 2023 related to this agreement.

RELATED-PARTY TRANSACTIONS (continued)

Bci Miami Branch (continued)

In March 2016, the Company entered into a networking agreement with Bci Miami Branch, and it was updated in September 2019 to reflect changes in staff listed in the agreement and changes in referral fee rates of 40% (forty percent) of net revenues generated by the Company for referred bank customer accounts. The agreement automatically renews annually unless any party gives written notice of termination. Under the terms of the agreement, the Company pays a referral fee to Bci Miami Branch for the revenues associated with all accounts for brokerage services referred to the Company pursuant to the agreement. For the year ended December 31, 2023, the Company incurred costs of $1,626,003, less chargebacks of $206,928, for net referral fees of $1,419,075 which are reported as referral fees on the Statement of Operations. For the year ended December 31, 2023, the Company had $58,082 in fees payables related to the agreement, which are included in the due to related parties on the Statement of Financial Condition.

Bci Corredor de Bolsa

In December 2018, the Company amended the clearing agreement with Pershing to provide clearing services to Bci Corredor de Bolsa S.A. ("BCB" or "Sub-Broker"). BCB is a related party under common ownership by the Parent. Under terms of the agreement, BCB will be a sub-broker of the Company, and may indirectly obtain the benefits of the securities clearing services the Company obtains from Pershing. Until termination, Pershing shall carry the customer accounts of BCB, and the accounts will be re-introduced accounts of the Company to Pershing on a fully disclosed basis.

The Sub-Broker agrees to be bound by the terms of the clearing agreement as amended, in connection with any customer accounts introduced to Pershing through the Company. The Company and Sub-Broker jointly and severally agree to provide Pershing with information as Pershing may request. The Sub-broker has established a clearing deposit account with a balance of at least $50,000.

In December 2018, the Company entered into an Introducing broker agreement with BCB. On June 30, 2021, the Company renewed and amended the Introducing broker agreement with BCB, which is renewable annually in writing. Under terms of the agreement, the Company will introduce the accounts of BCB to Pershing and jointly act as the broker of record to Sub-Broker clients, subject to the terms and conditions of the agreement with Pershing. BCB will pay a fee of 40% of gross commissions to the Company and is responsible for any sales rebates, refunds, reversals, required disgorgements, trade error corrections or other fees, or costs or deductions made in or for the accounts introduced. In addition, BCB shall pay the Company for any expenses incurred in connection with the review/approval of BCB's compliance with the agreement, including travel.

RELATED-PARTY TRANSACTIONS (continued)

Bci Corredor de Bolsa (continued)

The Company will record related revenues and pay fees to BCB related to transactions in those introduced accounts. For the year ended December 31, 2023, the Company incurred costs of $1,029,613, less chargebacks of $33,003, for net referral fees of $996,610. For the year ended December 31, 2023, the Company had $68,785 in fees payable, related to the agreement which are reported as due to related parties on the Statement of Financial Condition.

On October 21, 2018, the Company entered into a Research Services Agreement with BCB. Under the terms of the agreement, BCB will provide daily reports that contain economic and financial information on relevant markets. The fee is $5,000 per year to be paid in equal monthly installments of $417. For the year ended December 31, 2023, the Company paid $5,000, which is included in other general and administrative expenses on the Statement of Operations. The Company had no payables at December 31, 2023 related to this agreement.

City National Bank

In May 2019, the Company entered into a sublease agreement with City National Bank ("CNB") and Bci Miami Branch. Under terms of the sublease the Company is allocated 2,180 square feet and pays rent on this proportional basis to Bci Miami Branch as reimbursement for Bci Miami Branch paying rents to CNB. Rent expense incurred by the Company was approximately $155,000 for the year-ended December 31, 2023, which is included in the Statement of Operations as occupancy expense.

On February 16, 2021, the related parties entered into a networking agreement effective February 1, 2021. Under terms of the agreement certain employees of CNB will be registered as Registered Representatives of the Company, subject to the approval of the Company, for the purpose of facilitating the referral of CNB customers for broker dealer services. The agreement is for one year, and automatically renews for one-year terms, unless terminated by the parties. The Company will pay 60% of the net revenues generated from referred customers and such payments shall be paid in the month following determination of the fees. For the year ended December 31, 2023, the Company incurred costs of $644,119, less chargebacks of $71,418, for net referral fees of $572,701. For the year ended December 31, 2023, the Company had $78,298 in fees payables related to the agreement which are reported as due to related parties on the Statement of Financial Condition.

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the Aggregate Indebtedness net capital computation. In February 2023, the Company received approval from FINRA according to its Continuing Membership Application filed in July 2022. As a result of the FINRA approval, the Company's minimum net capital requirement is changed from $100,000 to $250,000 pursuant to SEC Rule 15a-6.

On December 31, 2023, the Company's regulatory capital, as defined, was $1,403,244 which was $1,153,244 in excess of its required regulatory net capital and the ratio of Aggregate Indebtedness, as defined, to regulatory net capital, as defined, was 1.09 to 1.00.

8. EQUIPMENT

Equipment on December 31, 2023 consisted of the following:

Furniture and fixtures	$	46,404
Office equipment		76,122
		122,526
Less: Accumulated depreciation		(102,187)
Total Equipment, net	$	20,339

Depreciation expense amounted to $6,115 for the year ended December 31, 2023.

9. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2023 are presented below:

Deferred tax assets:		
Net operating loss carryforwards	$	10,360,989
Start up costs		398,691
Lease liability		81,735
Total gross deferred tax assets		10,841,415
Deferred tax liabilities:		
Right of use asset		(73,157)
Total gross deferred tax liabilities		(73,157)
		10,768,258
Less: valuation allowance		(10,768,258)
Net deferred tax assets	$	-

The valuation allowance for deferred tax assets as of January 1, 2023 was $4,507,585. The net change in the total valuation allowance was an increase of $6,260,673 in 2023. For the year ended December 31, 2023 the deferred tax asset increased by $6,232,635. As of December 31, 2023, the Company has a net deferred tax asset of $10,768,258 and has recorded a valuation allowance of $10,768,258 management has determined, on the weight of available evidence, that it is more likely than not that the deferred tax asset will not be realized as of December 31, 2023. The Company is in a cumulative loss position with no operating history of profitability and therefore a full valuation allowance is appropriate.

As of December 31, 2023, the Company has federal and state income tax net operating loss (NOL) carryforwards of $40,871,753 which will begin to expire in 2036. The Company's tax years subject to federal and state examinations are 2020 through 2023.

During the year ended December 31, 2023, the Company accrued $75,000 for potential tax penalties and is included in other general and administrative in the accompanying statement of operations.

10. CLEARING AGREEMENT

The Company has a clearing agreement (the "Agreement") with Pershing. Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit with Pershing at all times. The deposit amounted to $250,000 as of December 31, 2023.

11. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, the outcome of these proceedings will not have a significant effect on the Company's financial position or results of operations.

12. EMPLOYEE BENEFIT PLAN

The Company has implemented a 401(k) retirement plan. Employees who are 21 years of age and who have completed three months of service are eligible to participate as of the first day of the calendar month following the completion of three months of service. The Company matches employee contributions up to 5% of employee compensation. The Company made total matching contributions of $91,902 during the year ended December 31, 2023.

13. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that the financial statements were available to be issued on February 29, 2024. The Company has not identified any additional events that would require disclosure or have a material impact on the statement of financial condition, results of operations, or cash flows of the Company as of and for the year ended December 31, 2023.

SUPPLEMENTARY INFORMATION

BCI SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
AS OF DECEMBER 31, 2023

Stockholders' Equity	$ 1,932,187
NON-ALLOWABLE ASSETS	
Mutual fund 12b-1 fees receivable	209,624
Equipment, net of accumulated depreciation	20,339
Due from related party	2,384
Other assets	293,439
Total non-allowable assets	525,786
Net Capital before haircuts on securities positions	1,406,401
Haircuts on security positions	3,157
NET CAPITAL	1,403,244
MINIMUM NET CAPITAL REQUIREMENT - $250,000	250,000
EXCESS NET CAPITAL REQUIREMENT	$ 1,153,244
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.09 to 1

SCHEDULE OF AGGREGATE INDEBTEDNESS	
Bonus payable	511,400
Due to related parties	550,513
Accounts payable and accrued liabilities	440,155
Lease liabilities	33,838
Total aggregate indebtedness	$ 1,535,906

There are no material differences that exist between the above computation and the Company's corresponding amended unaudited Part IIA Form X-17A-5 as of December 31, 2023.

See accompanying report of independent registered public accounting firm.

BCI SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND THE INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2023

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and met exemption provisions of paragraph (k)(2)(ii) without exception. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker.

The Company is also filing an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 because the Company's other business activities are limited to proprietary trading and the Company did not (a) directly or indirectly receive, hold or otherwise owe funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Bci Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which Bci Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to proprietary trading and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

San Juan, Puerto Rico
February 29, 2024

Bci SECURITIES

1450 Brickell Avenue, Suite 2850
Miami, Florida Zip code 33131
Phone: (305) 929.55.00
Fax: (786) 294.65.93

EXEMPTION REPORT PURSUANT TO RULE 17A-5(d)(4) UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2023

Bci Securities, Inc.'s Exemption Report

Bci Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4) and for the period beginning January 1, 2023 through December 31, 2023 (the "fiscal period"). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

- The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(ii) throughout the most recent fiscal year without exception.

- The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bci Securities, Inc.

I, Teresa Foxx, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

DocuSigned by:
By: Teresa Foxx
34AB9D68D8A2402...

Title: Chief Operating Officer

February 29, 2024

KPMG

KPMG LLP
American International Plaza
Suite 1100,
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Bci Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) of Bci Securities, Inc. (the Company) for the year ended December 31, 2023. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

KPMG

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
February 29, 2024